United States securities and exchange commission logo





                              March 1, 2023

       Pengju Wang
       Co-Chief Financial Officer
       Bgin Blockchain Ltd
       1235, The Chelsea
       69 Jervois Street, Sheung Wan
       Hong Kong

                                                        Re: Bgin Blockchain Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
January 18, 2023
                                                            CIK No. 0001945565

       Dear Pengju Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, references to our prior comments refer to the comments in our letter dated October 24, 2022.

       Amended Draft Registration Statement submitted January 18, 2023

       General

   1.                                                   Please provide
disclosure of any significant crypto asset market developments material to understanding or
assessing your business, financial condition and results of operations, or share price since your
last reporting period, including any material impact from the price volatility of crypto
assets.
   2.                                                   Please clarify
throughout the number of mining machines owned and under operation for
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         the relevant periods. For instance, as at December 31, 2021, on page 74 you state that
         2,452 miners were deployed in production, as opposed to 2,168 on page
104. As at
         December 31, 2022, on page 88, you state that 3,121 mining machines were operational, on page 98, you state that 3,756 were operational out of a total 3,687 miners, but lower down state that 3,687 were operational out of a total 3,756, and on page 104 you state that
         3,756 were under operation and 69 not under operation.
Risk Factors, page 19

3. We note your new disclosure regarding the assertion of jurisdiction over cryptocurrencies and cryptocurrency markets on page 48. Please expand this risk factor to disclose the risk that the Chinese government may exert jurisdiction over cryptocurrency markets or your overseas mining activities.
4. We note your discussion of risks regarding safeguarding your crypto assets under the risk factor "If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail . . . " beginning on page 32. Please expand this discussion to explain the risk of maintaining a significant balance in Tether, including the risk that Tether breaks its US dollar peg in response to market events.
5. Please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets or miners you use as collateral or the value of your crypto assets or miners used by others as collateral. For example, please disclose the total amount owed, including interest and any penalties under the Master Equipment Financing
         Agreement with Trinity Capital and any other loans in which your miners or crypto assets are used as collateral. Please also identify the operating sites in which the collateral for the financing arrangements are located and the operating capacity per operating site that is impacted. Please discuss in detail how foreclosure may impact your business strategy.
6. To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:
             Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
Capitalization, page 66

7.       Please revise your table to depict total capitalization.
Dilution, page 67

8. Please show us how you calculated your net tangible book value at June 30, 2022.
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 68

9. Please include a discussion of hash rate, difficulty, halvening, and electricity costs, or tell us why these are not key factors affecting your results of operations.
10. Please disclose in your results of operations discussion your key indicators of performance for each period such as the average increase (or decrease) in the U.S. dollar value of each cryptocurrency you mine, the network hash rate and difficulty, the daily average dollar amount mined, and the daily average number of GPUs to provide context and support trends in your key operating and financial indicators.
Global inflation, page 69

11. Given that you assemble your own equipment and that it has relatively short useful lives, please expand your discussion of equipment costs to discuss the factors that influence the prices of the equipment. Otherwise tell us why this disclosure is not warranted.
Volatility in market price of cyrptocurrencies, page 69

12. In your disclosure of the price ranges for each of the crypto assets you have mined, please disclose a median or midpoint price.
13. Please briefly discuss why you use CoinMarketCap.com as the source for the charts presented on pages 70 through 73. We note that CoinMarketCap.com is not one of your principal markets.
14. Please tell us why you present charts for periods other than the actual periods that you mined the cryptocurrency. Tell us your consideration for providing a table showing the names of the cryptocurrencies mined, the periods mined, and the high, low, and average equivalent U.S. dollar value for periods presented in your financial statements and whether this table would be a better way to present the information.
15. Please expand your discussion of the market price of cryptocurrencies to discuss the factors that influence the volatility.
Results of Operations, page 73

16. Refer to your response to comment 18. You currently disclose on pages 74 and 77 the aggregate revenue and electricity costs for each crypto asset you have mined in the relevant reporting periods. Please disclose the fixed and variable per-unit mining costs of
FirstName LastNamePengju Wang
       each of your crypto assets, including non-electricity costs attributable to your mining
Comapany    NameBgin
       activities.       Blockchain
                    Additionally,    Ltd whether you finance the purchase of
mining equipment
                                  clarify
March and   if so,Page
       1, 2023     reflect
                       3 financing costs in your breakeven analysis.
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Comparison of the Fiscal Years ended December 31, 2021 and 2020
Revenue, costs of sales and gross profit margin, page 74

17.      Please revise the tables on page 74 and 77 to:
             Identify the various cryptocurrencies by name;
             Ensure that the revenues and margins for 2020 in the table on page 74 foot and cross foot; and
             Revise the erroneous value for Coin F in the table on page 77 as the table does not foot or cross foot.
18. We acknowledge your response to comment 18. The inclusion of only electricity costs in the tables added on pages 74 and 77 result in a non-GAAP measure as your "margin after electricity cost" is not fully-costed. Please revise your tables to include all costs of services or tell us how your presentation is meaningful and not prohibited under Item
         10(e) of Regulation S-K.
19. In your original disclosure on page 61 of your initial submission, you identified the cryptocurrency symbol ODO. Please tell us the name of this cryptocurrency as we are unable to identify any such cryptocurrency utilizing this symbol.
Six months ended June 30, 2022 and 2021, page 76

20. Please reconcile your explanation of the reasons for the decline in revenues for the six months ended June 30, 2022 shown on page 76 (decrease in prices of cryptocurrencies mined) to that shown on page 68 (relocation of mining equipment).
21. Please disclose the total number of miners and the total number of operational miners as of June 30, 2022 consistent with that provided in your annual discussion on page 74.
22. Please include a discussion of the FTX-related impairment loss disclosed on page F-31.
         In your disclosure, clarify whether you recorded full impairment and, if not, why not. Also disclose the impact of this event in your Liquidity and Capital Resources disclosures beginning on page 78.
Liquidity and Capital Resources
Cash Flows and Working Capital, page 78

23. We acknowledge your response to comment 22. As "operating activities" is a defined term under GAAP and your statement that you have financed your operations primarily through cash generated by operating activities clearly conflicts with the negative cash flows from operating activities presented in the table presented on the same page 78, please revise your disclosure in the first sentence of this section to describe the concept articulated in your response without using the words "operating activities."
Business, page 88

24. To the extent material, please discuss how the bankruptcies of companies in crypto-asset-
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         related businesses and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated. In this regard we note your discussion of your holdings with FTX on page 4.
25. To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
26. To the extent material, please explain whether your crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral. Please include similar disclosure for your miners used as collateral.
27. Refer to your response to comment 25. Please substantiate your claim that "in 2021, 49%
         of Nebraska's in-state energy net generation was from coal, and the remaining 51% was from renewal [sic] energy" and reconcile with publicly available information on the Nebraska Department of Energy website.
Mining Results, page 98

28. Refer to your response to comment 1. Please identify the crypto assets you have mined as disclosed in the tables on pages 98-101. Additionally, in the first paragraph on page 102, please discuss how you determine whether and when to begin mining other crypto assets, and state whether you intend to implement your internal process for evaluating whether a particular crypto asset is a security prior to commencing these mining activities.
Performance Metrics, page 99

29. Please reconcile the number of operational and non-operational miners in the second paragraph on page 102 with similar disclosures elsewhere in the document. For example, see page 74.
Research and Development, page 102

30. We note your disclosure in response to comment 26. Please balance your disclosure of the
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         benefits of switching to ASIC chips by identifying issues such as their higher costs relative to FPGA chips, and whether your mining strategy will need to change as a result of the fact that ASIC chips can not be reprogrammed to mine a new crypto asset once they have been programmed to mine a specific crypto asset, and are not able to be programmed for all algorithms.
31. We note that one of your proposed mining pools has a targeted hash rate that is 1250 times that of the other proposed pool. Please disclose further the differences between the two pools, including which crypto assets you intend to mine with each pool, the mining difficulty associated with those assets and any other features that may explain the difference in size between the two pools.
Properties and Facilities, page 104

32. We note that your contract with the facility in Bruceton Mills, West Virginia terminates on April 2, 2023. Please disclose whether there have been any discussions with the facility about extending or replacing this agreement or what alternative arrangements you will make for hosting the machines currently operating from Bruceton Mills. Report of Independent Registered Public Accounting Firm, page F-2

33. Please request your auditor to revise its report to refer to the Public Company Accounting
         Oversight Board (United States). Refer to paragraph .09(g) of AS 3101 and Appendix B thereto. Also tell us where you have included the schedules referred to in the opinion paragraph.
Consolidated Statements of Operations and Comprehensive Income, page F-4

34. We acknowledge your response to comment 34. With regards to your classification of realized gains/losses on the sale/exchange of cryptocurrencies, please tell us how you considered the guidance in ASC 360-10-45-5 (as referenced from ASC 610-20-45-1) to classify gains/losses on long-lived assets within income from operations.
35. Also regarding your response to comment 34, in light of the classification requirement for realized gains or losses highlighted in the preceding comment, please tell us your consideration for reclassifying the charges for impairment of cryptocurrencies to be included within your income from operations subtotal.
36. Tell us the nature of your finance costs and explain why they are included in other income/expense. In this regard, we note no significant third party borrowings on your balance sheet or in your statements of cash flows and from Note 11 that your related party obligations are interest-free. Revise your submission to provide a policy note for these costs.
Consolidated Statements of Cash Flows, page F-6

37. Consistent with your response to comment 39, cryptocurrencies earned through mining
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         are noncash operating inflows. As a result, please reclassify your cryptocurrencies mined from the "changes in operating assets and liabilities" section of your cash flow statements to the "adjustments for items not affecting cash" section.
38. We acknowledge your response to comment 40. As previously requested, please revise your disclosure to provide the monetary amounts of other cryptocurrencies converted into
         Tether. Provide this disclosure either with the supplemental disclosure at the bottom of your statements of cash flows or in your financial statement footnotes. Otherwise tell us where you disclosed this information in your submission. See ASC 230-10-50-3 and 50-
         6.
39. Please revise your operating activities and investment activities subtotals to properly describe the subtotal. For example, your operating activities subtotals in both 2021 and
         2020 reflect net cash used in operating activities yet the description indicates net cash provided from operating activities.
Notes to Consolidated Financial Statements
Note 2: Summary of significant accounting policies
Reorganization, page F-7

40.      We acknowledge your response to comment 35. Please address following:
             As previously requested, tell us the ownership/voting percentages by Mr. Wu and Mr.
            Li of each of the entities involved in your June 2022 corporate reorganization before the reorganization and confirm that after the reorganization Mr. Wu indirectly controls the ongoing company. Demonstrate to us how Mr. Wu controlled each entity before the reorganization.
             Assuming that Mr. Wu controlled each entity before this reorganization and retains indirect control after the reorganization as evidenced by his Class B ordinary share ownership, tell us why Mr. Li enjoys more of the economics of the reorganized company given that he owns more Class A ordinary shares and the only difference between both classes of stock is voting rights and that Class B is convertible into
            Class A.
Revenue recognition, page F-8

41. We acknowledge your response to comment 36. Although you indicate in your response that you revised your policy disclosure and you added the first two paragraphs after Step 5 on page F-9, the next two paragraphs continue to reference mining pool participation. We note that these latter two paragraphs are not repeated in your interim policy on page F-24.
         Please revise your disclosure to remove these two mining pool participation paragraphs or explain to us why they are still relevant.
42. For the cryptocurrencies identified as Coins C, F and G in your filing, please address the following:
             Provide us the public contracts or protocols published by each blockchain platforms;
             Tell us the payment terms from each cryptocurrency blockchain and substantiate for
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              us how valuing these assets upon receipt is not materially different than the fair value at contract inception.
                Tell us the relevance of the fair value of cryptocurrencies on the date received being not materially different than the time you earned the award as ASC 606-10-32-21 requires noncash consideration to be measured at contract inception.
                Tell us specifically how you determine contract inception for each cryptocurrency blockchain.
43. In your response to comment 36 you indicate that you pay fees to the TRB platform for the platform to set up and administer your mining activities on its platform. Please tell us why these fees are not netted against revenue as consideration payable to a customer under ASC 606-10-32-25 and reference for us the authoritative literature you rely upon to support your accounting. In your response, if these fees are required in part to set up your participation as a miner on the blockchain, explain to us why they are so significant to the revenue you earned in each period (approximately 25% in fiscal 2021 and 32% in fiscal
         2020) when presumably set up occurs only once.
44. We note your intent to operate two mining pools by September 2023 as disclosed on pages
         40, 103 and elsewhere. Please tell us about the expected significant terms of your mining pool agreements and how you plan to account for those agreements. To the extent you have draft contract terms, provide us a copy of the proposed contract(s). In your response specifically address each of the steps in ASC 606-10-05-4 and reference the specific provisions of ASC Topic 606 you rely upon to support your intended accounting.
Cryptocurrencies, page F-10

45. We acknowledge your response to comment 37. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC
         210-10-20. In your response, at a minimum address each of the following:
             Tell us how you reasonably expect to realize your cryptocurrencies in cash through sale or otherwise when it appears that you hold significant amounts of these assets on your balance sheet.
             For each cryptocurrency held at December 31, 2020 and 2021 and June 30, 2022, tell us the average length of time each has been held and how frequently they turn over; explaining how you calculated this turnover.
             Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.
46. We acknowledge your response to the first two bullet points of comment 38 regarding the markets for your cryptocurrencies. Please address the following:
             For each cryptocurrency held at December 31, 2021 and June 30, 2022, tell us how you identified the principal market. Explain the process you undertook to evaluate the various exchanges on which they trade and how this process and ultimate conclusion conforms to the guidance in ASC Topic 820.
             In the first complete risk factor on page 32, you disclose that you currently exchange
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              substantially all of your mined cryptocurrencies on the MEXC and TXBIT exchanges, Tell us your consideration for these exchanges being your principal markets under the guidance in ASC 820-10-35-5A.
47. We acknowledge your response to the last two bullet points of comment 38 regarding impairment of cryptocurrencies. Please address the following:
             Although you disclose that you assess impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired, you indicate in your response that this assessment is performed only annually. As it appears that the quoted price on the principal market is a significant input into the determination of fair value, tell us your consideration of the guidance in ASC 350-30-35-18B and why any decline in this quoted price throughout the reporting period is not an event that triggers impairment.
             Revise your policy to clarify that you do not opt to apply the qualitative assessment and explain why consistent with your response to the last bullet of prior comment 38.
Note 5: Cryptocurrencies, page F-13

48. Please revise the table provided in response to comment 42 to specifically identify each cryptocurrency held. In addition, please provide a similar table of cryptocurrencies of current holdings in your interim financial statements.
49. On page 98 you disclose your current practice to immediately exchange cryptocurrencies earned through mining into Tether and to exchange Tether into fiat currency when the amount approximates $100,000. Please tell us when you implemented this current practice and otherwise explain why you have cryptocurrencies of $4.9 million at June 30,
         2022 and $5.1 million at December 31, 2021 and have cryptocurrencies other than Tether at December 31, 2021 of approximately $1.9 million.
Note 7: Income Taxes, page F-13

50. We acknowledge your response to comment 43. The line-item description of "temporary difference" in your rate reconciliation on page F-14 does not provide financial statement users with useful information, especially in 2020 where this line-item represents the vast majority of your income tax expense. As previously requested, please revise the disclosure in your table to separately present each significant temporary difference.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 2: Summary of significant accounting policies
Cryptocurrencies, page F-25

51. In the last sentence of this policy you indicate that you utilize a weighted average cost method of accounting to determine gains and losses on the sales of cryptocurrencies.
         Please tell us how weighted average costing is appropriate under GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response specifically tell us how:
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             The guidance in ASC 350-30-30-1 and ASC 805-50-30-1 through 30-4 permit the allocation of cost to units of cryptocurrency acquired at different times; and
             Your consideration of the guidance in ASC 350-10-40-1 that refers to ASC 610-20 and the guidance in ASC 610-20-32-2 that requires measurement of gains and losses on distinct nonfinancial assets.
Note 10: Commitments and Contingencies
Contingencies, page F-29

52. Your disclosure in the last paragraph on page F-29 that as of the date of this prospectus your mining machines in China are operated in a hosting facility in Guangxi province contradicts your disclosure in the penultimate paragraph on page 20 and elsewhere that all your mining machines were transferred to the U.S. by October 2022. Please revise your disclosure to correct this inconsistency.
       You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume, Accounting
Branch Chief, at 1-202-551- 3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 1-202-551-4162 or J. Nolan
McWilliams, Acting Legal Branch Chief, at 1-202- 551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNamePengju Wang
                                                           Division of
Corporation Finance
Comapany NameBgin Blockchain Ltd
                                                           Office of Crypto
Assets
March 1, 2023 Page 10
cc:       Ying Li
FirstName LastName